November 6, 2026 | 3Q26 Results Presentation Kyivstar Group Ltd. Kyivstar Raises 2026 Revenue and EBITDA Outlook 3Q26 Revenue +17.5% YoY, EBITDA +10.3%, (USD terms)

2 DISCLAIMER AND NOTICE TO READERS Kyivstar’s results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the international Accounting Standards Board and have not been externally reviewed and/or audited. As such, you should not place undue reliance on this information. Also, certain amounts and percentages have been subject to rounding adjustments. This presentation includes certain financial and operating measures, including EBITDA, Uklon EBITDA, Tabletki EBITDA, EBITDA margin, EBITDAaL, Free Cash Flow (before leases and licenses), Free Cash Flow (after leases and licenses), Capex intensity, Capex excl. licenses and ROU, Gross debt and Net debt, that are not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) or IFRS. These non-GAAP/non-IFRS measures, and other measures that are calculated using these non-GAAP/non-IFRS measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP or IFRS and should not be considered as an alternative or substitute those determined in accordance with GAAP or IFRS. The Group believes these non-GAAP/non-IFRS financial measures provide valuable insights into key financial and business trends, offering management and potential investors a useful tool for evaluating the Group’s performance and comparing it with peers that report similar metrics. These non-GAAP/non-IFRS measures have limitations, including potential differences in definition from those used by other companies, which may affect comparability. Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions, including sanctions and countersanctions, in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly. This document contains “forward-looking statements” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements relating to Kyivstar Group’s strategic plans, operating results, targets or financial positions; Kyivstar Group’s financial outlook for 2026, Kyivstar Group’s intended expansion of its digital ecosystem, including through technologies such as artificial intelligence; and Kyivstar’s assessment of the impact of the war in Ukraine on its current and future operations and financial condition. While the forward-looking statements included in this document are based on management’s best assessment, there are numerous risks and uncertainties that could cause Kyivstar Group’s actual results, plans and objectives to differ materially from those expressed, such as those risks discussed in the section entitled “Risk Factors” in Kyivstar Group’s annual report on Form 20-F filed with the SEC on March 16, 2026 as such document may be amended or supplemented from time to time and other public filings made by Kyivstar Group with the SEC. You are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof and we disclaim any obligation to update them, except to the extent required by applicable law.

GROWTH CONVERTING TO CASH; OUTLOOK RAISED

KYIVSTAR

Generating Strong Growth

+17.5%
USD revenue growth

+26.5%
UAH revenue growth

Transforming Digital Services

+68.9%
USD digital rev. growth

21.7%
of total revenue

Building Telecom-Digital Synergies

+23.2%
Multiplay customer growth

Delivering on Strategic Priorities

Uklon: Continuing expansion

>8 mn D2C customers

- **Delivering double-digit top-line, EBITDA growth.** Higher ARPU, data usage and digital growth drove revenue momentum.
- **Continuing to scale digital profitably.** Digital revenue up 68.9% (21.7% of revenue) with a 40.7% EBITDA margin in 3Q26.
- **Deepening engagement through multiplay.** Multiplay customers now 40.3% of mobile customers[1], come with higher ARPU and lower churn.
- **Prioritizing FCF[2] focus.** 9M26 FCF reached USD 274 mn, up 56.8% YoY; LTM capex intensity down to 24.0% from 29.0%.
- **Robust balance sheet.** USD 436 mn in cash and cash equivalents; net liquidity (excl. leases) of USD 352 mn.
- **Raising 2026 outlook**: Revenue growth of 15%–17% and EBITDA growth of 10%–12% (USD); capex intensity of 21%–24%.
- **Sustained progress on strategic priorities:** Uklon city and service expansions, widening digital enterprise suite, expanding Starlink connectivity.

Note: We use certain non-IFRS measures. Please see Attachment A for reconciliations to Kyivstar's non-IFRS measures and Attachment D for a detailed description of such measures. 1. One-month active base; 2. FCF, previously referred to as Equity Free Cash Flow ("EFCF") after leases and licenses. The change is in name only; the calculation methodology is unchanged.

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3Q26: MOMENTUM CONTINUES, BUSINESS RESILIENT

KYIVSTAR

All figures expressed in USD mn, except earnings per share. Comparisons are year-on-year.

Revenue

349

+17.5% in USD
+26.5% in UAH

Telecommunications & infrastructure revenue

273

+8.4% in USD
+16.7% in UAH

Digital revenue[1]

76

+68.9% in USD
+81.8% in UAH

EBITDA

189

+10.3% in USD; +18.7% in UAH

Telco & infra	Digital
158	**31**
57.7% margin	40.7% margin

Net profit

99

versus USD (89 mn) in 3Q25[2]

Earnings per share[3]

0.36

vs. USD (0.41) in 3Q25

Capex

66

3Q capex intensity: 19.0%
LTM capex intensity: 24.0%

Free cash flow[4]

83

+144.0% in USD; +170.8% in UAH

Cash position

436

1. Revenue from enterprise identity and credential management services is reported within the Digital Enterprise vertical starting from the beginning of 2026, with 3Q26 at USD 8.7 mn. Prior periods have been reclassified accordingly (3Q25: USD 9.6 mn); 2. YoY profit and EPS reflect 3Q25 listing expense of USD 162 mn and 3Q26 USD 14.6 mn fair value gain on KGL warrants; 3. Weighted average common shares outstanding for diluted earnings per share (in mn): 232.1 (3Q26) and 219.3 (3Q25). 4. FCF, previously referred to as Equity Free Cash Flow ("EFCF") after leases and licenses. The change is in name only; the calculation methodology is unchanged.

4

TELECOMMUNICATIONS: ARPU RISING, SUB TREND STABLE

KYIVSTAR

Subscribers
(mn)


22.5
22.4
22.0
21.8
21.7
Q3'25
Q4'25
Q1'26
Q2'26
Q3'26
YoY, %
(3.6)
(2.8)
(3.0)
(2.8)
(3.4)

Churn rate
(annualized, %)


9.9
13.5
16.2
14.2
11.7
Q3'25
Q4'25
Q1'26
Q2'26
Q3'26
YoY, p.p.
(6.3)
(4.1)
+0.5
(0.9)
+1.8

ARPU
(USD & UAH)


UAH
USD
153
161
166
173
179
3.7
3.8
3.8
3.9
4.0
Q3'25
Q4'25
Q1'26
Q2'26
Q3'26
YoY, %
+13.0
+16.7
+14.1
+11.2
+8.6
+14.0
+18.2
+18.4
+18.3
+16.9

Broadband customers, mn
(and % of fixed subs who also use Kyivstar TV)


47.1%
50.1%
48.8%
49.2%
48.7%
1.2
1.2
1.3
1.3
1.3
Q3'25
Q4'25
Q1'26
Q2'26
Q3'26
YoY, %
+1.0
+4.2
+11.6
+10.6
+11.3

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MULTIPLAY: DEEPER ENGAGEMENT COMPOUNDS VALUE

KYIVSTAR

Growth in multiplay customers

Customers, mn, active in the last month

ARPU, USD



5.3
5.9
6.6
8.1
3Q25
3Q26

Multiplay customers YoY **+23.2%**

Multiplay vs. all mobile customers, 3Q26



ARPU
USD per month
Multiplay
Mobile
1.5x
Higher ARPU
Churn
Monthly churn rate
Multiplay
Mobile
~0.4x
Lower churn rate
LTV
Lifetime value, USD per customer
Multiplay
Mobile
~4x
Higher lifetime value

As customers adopt digital services, they use more data and voice, generate higher telecom revenue and stay longer

LTV methodology: Monthly ARPU × 3Q26 EBITDA margin ÷ 3Q26 average monthly churn rate.

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DIGITAL SCALES PROFITABLY 7 1,027 1,417 1,426 1,448 1,497 624 682 715 746 791 140 351 453 614 630 234 342 361 75 95 93 105 1113 15.1% 18.9% 20.9% 21.7% 21.7% Q3'25 Q4'25 Q1'26 Q2'26 Q3'26 % of total revenue 2,921 3,393 1,866 2,545 UAH, mn for comparability +81.8% Revenue growth, UAH, YoY EBITDA, UAH mn EBITDA margin 1,380 40.7%39.4% 736 3,2565.4 3.5 5.2 6.6 Digital customers (active during quarter, mn) 29.5 Uklon Kyivstar TV Helsi My Kyivstar Tabletki 8.9 Helsi Tabletki Kyivstar TV Digital Enterprise Uklon Total Others

8 UKLON: EXPANDING TO NEW CITIES, SERVICES Leading ride-hailing platform in Ukraine Scaling operations & footprint in Uzbekistan, more Ukrainian cities Diversifying into commerce, EV scooters, other digital mobility opportunities 33.5 mn USD 1,497 mn UAH Total revenue EBITDA 3Q26 5.4 mn Digital customers 42.8 mn Rides booked +1.5% YoY 1.5 mn Deliveries completed +26.9% YoY +6.0% YoY 10.2 mn USD 455 mn UAH

9 HELSI: GROWING THE PAYING CUSTOMER BASE The largest digital healthcare platform in Ukraine Active doctors and specialists 2.3 mn Appointments made by patients 1.7k+ Active healthcare institutions +19.9% YoY +10.1% YoY +0.6% YoY 136k+ Premium subscriptions +312.1% YoY 5.2 mn Digital customers +6.2% YoY 2.5 mn USD 111 mn UAH Total revenue +36.5% YoY +47.0% YoY 3Q26 46k+

10 TABLETKI: STRONG QUARTER, PROGRESSING ECOSYSTEM TIES 8.1 mn USD 361 mn UAH Total revenue 6.1 mn USD 271 mn UAH EBITDA 3Q26 Leading marketplace for online booking of medicine and other healthcare products Consolidated effective February 2026 6.6 mn Digital customers 397 mn USD Gross merchandise value N/A 15.0 mn Average monthly bookings N/A N/A

11 KYIVSTAR TV: CONTENT, BUNDLES DRIVE YOY CUSTOMER GROWTH Largest media streaming service in Ukraine 3.5 mn Digital customers 784 mn Number of sessions +18.6% YoY +32.3% YoY 14.1 mn USD 630 mn UAH Total revenue1 +316.3% YoY +348.8% YoY 1. Gross (versus net) revenue recognition effective September 2025 onward. 3Q26 +316.3% YoY

12 DIGITAL ENTERPRISE: EXPANDING REVENUE, MARKET REACH Digital Enterprise revenue (UAH, mn) Active contracts (‘000) 3Q26 Total revenue 17.7 mn USD 790 mn UAH Growth (USD) 643 B2B clients provided with cloud services >4.3k Registered clientsIn-house solutions, consulting + Resale of partner products 400 431 420 394 388 141 165 192 243 283 75 76 93 103 116 7 9 10 6 3 Q3'25 Q4'25 Q1'26 Q2'26 Q3'26 Other Cloud Big Data ID Management 746715681 623 2.0 2.1 2.2 2.4 2.5 Q3'25 Q4'25 Q1'26 Q2'26 Q3'26 +23.0% YoY +17.8% YoY 790

GIGACLOUD ACQUISITION: EXPANDING CLOUD, AI SERVICES

KYIVSTAR

Expands our enterprise technology offering; expected to be immediately accretive to earnings and cash flow

Transaction terms

Signed October 27, 2026

Total consideration

Up to USD **50 mn**



Acquisition price	**USD 41 mn**
Deferred non-adjustable debt	**Up to USD 4 mn**
Performance-related consideration	**~USD 3 mn**
Capex reimbursement	**Up to USD 2 mn**

~USD 5 mn of the total is linked to future performance and capital investment milestones

GigaCloud at a glance

1,800+ enterprise customers	~USD **14 mn** revenue, 2025[1]	USD **4.7 mn** EBITDA, 2025[1]

Fit with our M&A criteria

- **Leading market position**
  One of Ukraine's leading cloud services providers
- **Profitable pre-acquisition**
  ~34% EBITDA margin in 2025[1]
- **Self-sustaining**
  Separate business unit. Brand, talent, corporate culture retained.

Growth opportunities

- **Cross-selling potential**
  Connectivity, cloud and cybersecurity services for businesses and public institutions
- **Scaling our cloud services, client base**
  Sovereign AI, private and public-sector clients, platform for future AI-enabled services

1. GigaCloud standalone figures derived from unaudited management accounts, subject to customary financial closing, review and audit procedures; provided for information only and not necessarily indicative of historical or future performance.

13

Sustain mobile market leadership GROWTH STRATEGY AND PRIORITIES Telecommunications & Infrastructure Leverage our loyal customer base to develop and launch digital products Digital Maintain paying subscriber base and grow share of multiplay customers Grow digital offerings organically and through adjacent acquisitions while focusing on increasing multiplay penetration Consistent ARPU growth through value-driven and technological enhancements (e.g. Direct to Cell) Target significant organic growth in digital revenue, complemented by acquisitions Fixed broadband market share growth via organic expansion and acquisitions Serve as a key player in restoring and developing Ukraine’s digital ecosystem 14

BUILDING A PROFITABLE ECOSYSTEM

KYIVSTAR

2025

Mar 2025 uklon

Uklon

Announced acquisition of a 97% stake in Uklon, introducing digital mobility services to the Kyivstar ecosystem.

May 2025 helsi

Helsi

Increased ownership in Helsi from 69.99% to 97.99%. Helsi introduced digital healthcare services to the Group.

Nov 2025 STARLINK

Starlink Direct to Cell

Launched Starlink Direct to Cell satellite connectivity in Ukraine, providing customers another way to stay connected.

Dec 2025

SUNVIN 11

Announced acquisition of SUNVIN 11, owner of a 12.9 MW operational solar plant, reducing risks from energy costs.

2026

Feb 2026

Shtorm

Announced acquisition of ISP Shtorm, expanding reach and market share of fixed broadband business.

Feb 2026

Tabletki.ua

Announced acquisition of Tabletki.ua, expanding ecosystem's reach into customers' health and wellness needs.

May 2026

6 solar power plants

Announced acquisition of 6 solar plants in Lviv region (105 MW) to diversify energy sources further.

May 2026 STARLINK

Starlink reseller

Starlink reseller agreement to provide high-speed internet to businesses and public institutions, filling a potential gap in customer connectivity needs.

Oct 2026 GO

GigaCloud

Announced acquisition of cloud services provider GigaCloud, making Kyivstar Group combined the clear leader in Ukrainian cloud and AI services.

15

7.1 7.2 7.5 8.3 8.4 Q3'25 Q4'25 Q1'26 Q2'26 Q3'26 16 3Q FINANCIALS: STRONG GROWTH; DISCIPLINED CASH CONVERSION Revenue (UAH, bn) 12.3 13.5 14.0 15.0 15.6 Q3'25 Q4'25 Q1'26 Q2'26 Q3'26 +26.5% CAPEX 3Q26: USD 66 mn / UAH 3.0 bn (capex intensity: 19.0%) LTM: USD 320 mn / UAH 13.8 bn (capex intensity: 24.0%) 339USD mn EBITDA (UAH, bn) Free Cash Flow1 3Q26: USD 83 mn / UAH 3.7 bn LTM: USD 293 mn / UAH 12.8 bn 321297 +18.7% 188173172323 171349 189 1. FCF, previously referred to as Equity Free Cash Flow ("EFCF") after leases and licenses. The change is in name only; the calculation methodology is unchanged.

Strong cash position despite acquisitions, and immaterial external market debt 17 OPERATIONAL STRENGTH, BALANCE SHEET RESILIENCE USD mn UAH mn 30 Sep 2026 30 Jun 2026 30 Sep 2026 30 Jun 2026 Cash and cash equivalents 436 364 19,570 16,353 Gross debt, of which 502 488 22,524 21,905 Bonds and loans – principal 86 88 3,848 3,955 Lease liabilities – principal 416 400 18,677 17,951 Net debt 65 123 2,903 5,526 Net liquidity position, excl. leases 352 277 15,773 12,425

RAISING 2026 OUTLOOK ON SUSTAINED GROWTH MOMENTUM

KYIVSTAR

2026 Outlook

	USD		UAH	
	Previous	Revised	Previous	Revised
Total revenue, YoY	14% - 16%	15% - 17% ↑	21% - 23%	22% - 24% ↑
EBITDA, YoY	9% - 12%	10% - 12% ↑	17% - 19%	18% - 20% ↑
Capex intensity	21% - 24%			

1. The outlook is subject to risks and uncertainties including, but not limited to, those discussed herein. Actual outcomes may differ materially from current expectations and current expectations should not be construed as a guarantee of future performance and are provided for informational purposes only. We cannot provide a reconciliation of the non-IFRS measures EBITDA and capex intensity projections for 2026 without unreasonable effort, given that we are unable to estimate the amounts of certain components of the IFRS profit / (loss) for the period, including income taxes and net gain / (loss) on foreign exchange, and IFRS intangible assets and certain costs which impact the IFRS property, plant and equipment.
2. U.S. dollar expectations assume an average 2026 exchange rate of UAH 44.5 per U.S. dollar.

18

19 Appendix

RECONCILIATION OF FINANCIAL METRICS (1/3) 20 Profit for the period to EBITDA reconciliation (USD mn) 3Q26 3Q25 Profit / (loss) for the period 99 (89) Listing expense - 162 Income taxes 25 18 Amortization 23 17 Depreciation 27 24 Depreciation of right of use asset (A) 15 13 Impairment 3 3 Foreign exchange loss / (gain), net 1 1 (Gain) / loss on disposal of non-current assets 0 0 Other non-operating loss (16) 6 Finance income (6) (2) Finance costs 2 3 Financial expense from lease liability (B) 16 15 EBITDA (C) 189 171 EBITDA after leases (adj. EBITDAaL) [C-(A+B)] 157 143

RECONCILIATION OF FINANCIAL METRICS (2/3) 21 Uklon standalone profit for the period to EBITDA reconciliation (USD mn) 3Q26 3Q25 Profit for the period 2 7 Income taxes 6 1 Amortization 2 2 Depreciation - - Net foreign exchange gain (0) (1) Finance income (1) - Finance costs - - EBITDA 10 9 Tabletki profit for the period to EBITDA reconciliation (USD mn) 3Q26 3Q25 Profit for the period 4.7 n.a. Income taxes - n.a. Depreciation - n.a. Amortization 1.7 n.a. Finance income (0.5) n.a. EBITDA 6.1 n.a.

RECONCILIATION OF FINANCIAL METRICS (3/3) 22 CAPEX reconciliation (USD mn) 3Q26 3Q25 Capex (excluding license and RoU) 66 89 Difference in timing b/w accrual and payment for capex 0 12 Cash capex (excluding license payments) 66 101 Cash flow statement to FCF reconciliation (USD mn) 3Q26 3Q25 YoY change Net cash flow from operating activities 160 144 16 Proceeds from full and partial sale of subsidiary and other non-current assets 1 0 1 Cash capex (excluding license payments) (66) (101) 35 Lease liabilities - principal (11) (9) (2) Free cash flow (after leases and licenses) 83 34 49

DEFINITIONS 23 4G customers 4G customers are mobile customers who used fourth-generation (4G or LTE) network technologies during the three months prior to the measurement date. ARPU (average revenue per user/customer) measures the monthly average revenue per mobile user. We calculate Mobile ARPU by dividing our telecommunications revenue (excluding guest roaming revenue, international interconnection revenue and fixed revenue) and digital revenue attributable to mobile subscribers, included in our bundle offer (Kyivstar TV) during the relevant period by the average number of our mobile customers during the period and dividing that by the number of months in that period Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to the intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchases of licenses and capitalized leases are not included in capital expenditure. Capex intensity is a ratio, which is calculated as capex divided by total revenue. Digital customers are gross total cumulative users for the reported period of all digital platforms, services and applications offered by an entity and include users who are active in more than one application (who may be double counted in this figure). Digital revenue includes digital services and platforms, spanning entertainment (gaming, music, and video streaming), e-commerce, ride-hailing, super apps. It also includes enterprise solutions such as credential management services as well as digital offerings in health. Digital EBITDA represents the portion of EBITDA generated from Kyivstar Group Ltd’s digital services and platforms. Digital EBITDA is calculated by applying the definition of EBITDA to the results of operations attributable to these digital services and platforms. EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA. Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. We calculate Adjusted EBITDA as profit/(loss) for the period, before impairment loss, financial expenses and costs, net foreign exchange gain/(loss), share of profit/(loss) of associates and joint ventures, and listing expense, which is also excluded from the calculation. EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage. EBITDA after leases (EBITDAaL) is calculated as EBITDA (as defined above) after lease expense. Free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities and proceeds from sale of business, less cash flow used in investing activities, excluding license payments, lease payments, cash outflows for business acquisitions, inflow/outflow of deposits, and financial assets, cash inflows from sale of business and proceeds from share issuance. Gross debt is calculated as the sum of long-term notional debt and short-term notional debt, including capitalized leases. Gross merchandise value (GMV) is calculated as total monetary value of goods or services facilitated through the platform over a given period, before deducting commissions, fees, discounts, refunds, or costs. Mobile customers (also mobile subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. The Group’s total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”). Multiplay customers are customers who also used one or more of Kyivstar’s digital products at any time during the one month prior to such measurement date. Effective 1Q25, 4G usage below the 100 MB threshold is included in Multiplay and Double Play 4G customer count (excluded prior to 1Q25). Net debt is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt, including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents including deposits, long-term and short-term deposits (deposits of USD 1.1 mn, UAH 50.2 mn as of September 2026). Kyivstar believes that net debt provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents including deposits, long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the Group’s financial position. Revenue from telecommunication services and from infrastructure (“telecom and infrastructure revenue” or “telecom and infra revenue”) is revenue generated by Kyivstar Group Ltd from providing telecommunication services and infrastructure services. Telecommunication services refer to fixed and mobile voice, data, interconnection, roaming, messaging, and value-added services. Infrastructure services primarily relate to energy infrastructure assets, primarily solar energy solutions owned by KGL, with electricity supplied to the national energy grid in accordance with applicable market and regulatory frameworks. EBITDA from telecommunication services and from infrastructure (“telecom and infrastructure EBITDA” or “telecom and infra EBITDA”) represents the portion of EBITDA generated by Kyivstar Group Ltd from providing telecommunication and infrastructure operations. Telecom/infra EBITDA is calculated by applying the definition of EBITDA to the results of these Telecommunication and infrastructure activities.

24 ir@kyivstargroup.com